Amendment

Amendment, effective June 5, 2014 to that certain Portfolio Management Agreement dated November 18, 2009 ("TBC Agreement") between The Boston Company Asset Management, LLC ("Portfolio Manager") and the HC Capital Trust (formerly The Hirtle Callaghan Trust) ("Trust"), a Delaware statutory trust, relating to The Emerging Markets Portfolio of the Trust.

WHEREAS, the Trust has retained the Portfolio Manager to provide a continuous program of investment management for certain assets of The Emerging Markets Portfolio of the Trust ("Account") pursuant to the TBC Agreement; and

WHEREAS, the Trust and Portfolio Manager have agreed to reduce the fee payable to Portfolio Manager under the TBC Agreement;

NOW THEREFORE, in consideration of the promises and covenants set forth herein and intending to be legally bound hereby, the parties agree that the second sentence in Section 4 of the 2006 BlackRock Agreement is hereby deleted and replaced with the following:

For its services under this Agreement, Portfolio Manager shall be entitled to receive a fee, which fee shall be payable monthly in arrears at the annual rate of 0.90% of the average daily net assets of the first $50 million of the Account; 0.85% on the next $50 million of the average daily net assets of the Account; 0.70% on the next $100 million of the average daily net assets of the Account; 0.55% on the next $200 million of the average daily net assets of the Account; and 0.50% on assets over $400 million.



IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their officers thereunto duly authorized as of the day and year first written above.


The Boston Company Asset Management, LLC

By: /s/ Bart Grenier

Name: Bart Grenier

Title: Chairman, CEO & CIO
	HC Capital Trust

By: /s/ Colette Bergman

Name: Colette Bergman

Title: VP & Treasurer